EXHIBIT 99.1

Trilogy International Partners Inc. Announces Bolivia Transaction

BELLEVUE, WA, March 28, 2022 -- Trilogy International Partners Inc. (“Trilogy” or “TIP Inc.”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced that it has entered into an agreement to transfer, for nominal consideration, its 71.5% equity interest in Nuevatel (PCS de Bolivia) S.A. to Balesia Technologies, Inc., a member of the Balesia Group of Companies, which collectively develop, own and operate wireless networks, IoT Edge and Multi-Edge Computing technologies, and supporting infrastructure across Latin America.

The transaction is subject to customary closing conditions, and Trilogy anticipates that the closing will take place in the second quarter of 2022.

About Trilogy International Partners Inc.

TIP Inc. is the parent company of Trilogy International Partners LLC, a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz.

Trilogy currently provides wireless and fixed broadband communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Trilogy’s operating subsidiary in New Zealand is also subject to a pending purchase agreement which is also expected to close in the second quarter of 2022.

For more information, visit www.trilogy-international.com.

Cautionary Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements include, but are not limited to, statements regarding the closing of the transactions, satisfaction of closing conditions, and the timing thereof. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: the conditions to closing the above-described transaction will be satisfied, including necessary regulatory approvals; Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

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Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those that relate to the risk that the conditions to completion of the transactions will not be satisfied; an event, change or other circumstance that could give rise to the termination of the transactions will occur; receipt of required regulatory approvals; risks associated with any potential acquisition, investment or merger; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; and risks associated with new laws and regulations.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts
Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development	Erik Mickels 425-458-5900 Erik.Mickels@trilogy-international.com Senior Vice President, Chief Financial Officer

Trilogy Media Contact Ann Saxton 425-458-5900 Ann.Saxton@trilogy-international.com Vice President, Investor Relations & Corporate Development

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